Exhibit 99.1

News Release
NYSE, TSX: NTR

February 26, 2021

Nutrien Files 2020 Annual Disclosures

SASKATOON, Saskatchewan – Nutrien Ltd (TSX and NYSE: NTR) announced today that its 2020 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, as well as its Annual Information Form are available on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov and the Canadian Securities Administrators’ website at www.sedar.com.

The 2020 Annual Report can be reviewed and downloaded from the Investor Relations section of Nutrien’s website at https://www.nutrien.com/investors/financial-reporting.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com